Exhibit 99.4

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Notice of Availability of Proxy Materials for STUDENT TRANSPORTATION INC. Annual General and Special Meeting
Meeting Date and Location:
When:	November 8, 2016 2:00 pm (Eastern Time)	Where:	Toronto Stock Exchange 130 King Street West Toronto ON

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

www.ridestbus.com/reports.cfm

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than October 28, 2016. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-888-942-2250.

For Holders with a 12 digit Control Number:

Request materials by calling Toll Free, within North America - 1-888-942-2250 or direct, from Outside of North America - (732) 280-4200 extension 110 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-888-942-2250.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1.	Election of Directors - “Matters to be Considered at the Meeting - Election of Directors”

2.	Appointment of Auditors - “Matters to be Considered at the Meeting - Appointment of Auditors” - It is proposed that the firm of Ernst & Young LLP be re-appointed as auditors of the Issuer, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of auditors.

3.	New PSG Plan Resolution - “Matters to be Considered at the Meeting - Special Business - New Performance Share Grant Plan” - Shareholders will be asked to consider and to pass an ordinary resolution, approving, ratifying and confirming a new performance share grant plan of Student Transportation Inc. (the “Issuer”).

4.	Share Exchange Resolution - “Matters to be Considered at the Meeting - Special Business - Class B-3 Share Exchange” - Shareholders will be asked to consider and to pass an ordinary resolution, authorizing and approving the issuance by the Issuer of a number of common shares to the holders of Class B Series Three common shares (“Class B-3 Shares”) of Student Transportation of America Holdings, Inc., a subsidiary of the Issuer, in exchange for all of the issued and outstanding Class B-3 Shares.

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

•	Only Registered and Beneficial holders who opted to receive one